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Exhibit 99.1

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2014, our internal control over financial reporting was effective. Management excluded from its design and assessment the internal control over financial reporting at Aurora Oil & Gas Limited (as permitted by applicable securities laws in Canada and the U.S.), which was acquired on June 11, 2014 and whose financial statements constitute 67 percent and 58 percent of net and total assets, respectively, 23 percent of net revenues and 304 percent of the net loss in the consolidated financial statements as of and for the year ended December 31, 2014.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2014.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

James L. Bowzer President and Chief Executive Officer Baytex Energy Corp.	Rodney D. Gray Chief Financial Officer Baytex Energy Corp.
March 4, 2015

26    Baytex Energy Corp.    2014 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.:

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of income (loss) and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Accountants March 4, 2015 Calgary, Canada

Baytex Energy Corp.    2014 Annual Report    27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.:

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Aurora Oil & Gas Limited ("Aurora"), which was acquired on June 11, 2014 and whose financial statements constitute 67 percent and 58 percent of net and total assets, respectively, 23 percent of net revenues and 304 percent of net loss of the consolidated financial statements amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting of Aurora. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014 of the Company and our report dated March 4, 2015 expressed an unmodified opinion on those financial statements.

Chartered Accountants March 4, 2015

28    Baytex Energy Corp.    2014 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at	December 31, 2014	December 31, 2013

(thousands of Canadian dollars)
ASSETS
Current assets
Cash	$1,142	$18,368
Trade and other receivables	203,259	141,651
Crude oil inventory	262	1,507
Financial derivatives (note 22)	220,146	10,087
Assets held for sale (note 6)	–	73,634

	424,809	245,247
Non-current assets
Financial derivatives (note 22)	498	–
Exploration and evaluation assets (note 8)	542,040	162,987
Oil and gas properties (note 9)	4,983,916	2,222,786
Other plant and equipment (note 10)	34,268	29,559
Goodwill (note 11)	245,065	37,755

	$6,230,596	$2,698,334

LIABILITIES
Current liabilities
Trade and other payables	$398,261	$213,091
Dividends payable to shareholders	16,811	27,586
Financial derivatives (note 22)	54,839	18,632
Liabilities related to assets held for sale (note 6)	–	10,241

	469,911	269,550
Non-current liabilities
Bank loan (note 12)	663,312	223,371
Long-term debt (note 13)	1,399,032	452,030
Asset retirement obligations (note 14)	286,032	221,628
Deferred income tax liability (note 18)	905,532	248,401
Financial derivatives (note 22)	–	869

	3,723,819	1,415,849

SHAREHOLDERS' EQUITY
Shareholders' capital (note 15)	3,580,825	2,004,203
Contributed surplus	31,067	53,081
Accumulated other comprehensive income	199,575	1,484
Deficit	(1,304,690)	(776,283)

	2,506,777	1,282,485

	$6,230,596	$2,698,334

Commitments and contingencies (note 23)

See accompanying notes to the consolidated financial statements.

Naveen Dargan	Gregory K. Melchin
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

Baytex Energy Corp.    2014 Annual Report    29

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME

Years Ended December 31	2014	2013

(thousands of Canadian dollars, except per common share amounts)
Revenues, net of royalties (note 19)	$1,529,897	$1,115,410
Expenses
Production and operating	353,849	275,519
Transportation and blending	141,886	158,841
Exploration and evaluation (note 8)	17,743	10,286
Depletion and depreciation	536,569	328,953
Impairment (note 11)	449,590	–
General and administrative	59,957	45,461
Acquisition-related costs (note 7)	38,591	–
Share-based compensation (note 16)	27,463	32,341
Financing costs (note 20)	90,033	50,335
Financial derivatives (gain) loss (note 22)	(212,524)	13,132
Foreign exchange loss (note 21)	75,381	3,906
Divestiture of oil and gas properties gain	(50,225)	(21,011)

	1,528,313	897,763

Net income before income taxes	1,584	217,647

Income tax expense (note 18)
Current income tax expense (recovery)	53,875	(6,821)
Deferred income tax expense	80,516	59,623

	134,391	52,802

Net income (loss) attributable to shareholders	$(132,807)	$164,845

Other comprehensive income
Foreign currency translation adjustment	213,533	13,946

Comprehensive income	$80,726	$178,791

Net income (loss) per common share (note 17)
Basic	$(0.89)	$1.33
Diluted	$(0.89)	$1.32
Weighted average common shares (note 17)
Basic	148,932	123,749
Diluted	148,932	125,394

See accompanying notes to the consolidated financial statements.

30    Baytex Energy Corp.    2014 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity

(thousands of Canadian dollars)
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	–	–	–	(327,029)	(327,029)
Exercise of share rights	30,919	(20,333)	–	–	10,586
Vesting of share awards	24,542	(24,542)	–	–	–
Share-based compensation	–	32,341	–	–	32,341
Issued pursuant to dividend reinvestment plan	88,384	–	–	–	88,384
Comprehensive income for the year	–	–	13,946	164,845	178,791

Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485

Dividends to shareholders	–	–	–	(395,600)	(395,600)
Exercise of share rights	25,667	(14,369)	–	–	11,298
Vesting of share awards	35,108	(35,108)	–	–	–
Share-based compensation	–	27,463	–	–	27,463
Issued for cash	1,495,044	–	–	–	1,495,044
Issuance costs, net of tax	(78,468)	–	–	–	(78,468)
Issued pursuant to dividend reinvestment plan	99,271	–	–	–	99,271
Accumulated other comprehensive income recognized on disposition of foreign operation	–	–	(15,442)	–	(15,442)
Comprehensive income (loss) for the year	–	–	213,533	(132,807)	80,726

Balance at December 31, 2014	$3,580,825	$31,067	$199,575	$(1,304,690)	$2,506,777

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.    2014 Annual Report    31

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31	2014	2013

(thousands of Canadian dollars)
CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the year	$(132,807)	$164,845
Adjustments for:
Share-based compensation (note 16)	27,463	32,341
Unrealized foreign exchange loss (note 21)	75,011	9,828
Exploration and evaluation	17,743	10,286
Depletion and depreciation	536,569	328,953
Impairment (note 11)	449,590	–
Unrealized financial derivatives (gain) loss (note 22)	(185,200)	11,905
Divestitures of oil and gas properties gain	(50,225)	(21,011)
Current income tax expense on divestitures	52,182	–
Deferred income tax expense	80,516	59,623
Financing costs (note 20)	90,033	50,335
Change in non-cash working capital (note 21)	28,222	3,447
Asset retirement obligations settled (note 14)	(14,528)	(12,076)

	974,569	638,476

Financing activities
Payment of dividends	(307,103)	(237,869)
(Decrease) increase in secured bank loan (note 12)	(223,371)	106,977
Increase in unsecured bank loan (note 12)	511,357	–
Net proceeds from issuance of long-term debt	849,944	–
Tenders of long-term debt	(793,099)	–
Issuance of common shares related to share rights (note 15)	11,298	10,586
Issuance of common shares, net of issuance costs (note 15)	1,401,317	–
Interest paid	(77,417)	(43,019)

	1,372,926	(163,325)

Investing activities
Additions to exploration and evaluation assets (note 8)	(15,824)	(11,846)
Additions to oil and gas properties (note 9)	(750,247)	(539,054)
Property acquisitions	(15,335)	(3,168)
Corporate acquisition (note 7)	(1,866,307)	(3,586)
Proceeds from divestiture of oil and gas properties	383,130	45,836
Current income tax expense on divestiture	(42,894)	–
Additions to other plant and equipment, net of disposals	(8,283)	(4,059)
Change in non-cash working capital (note 21)	(50,416)	59,269

	(2,366,176)	(456,608)
Impact of foreign currency translation on cash balances	1,455	(2,012)

Change in cash	(17,226)	16,531
Cash, beginning of year	18,368	1,837

Cash, end of year	$1,142	$18,368

Supplementary information
Income taxes paid (recovered)	$44,587	$(6,821)

See accompanying notes to the consolidated financial statements.

32    Baytex Energy Corp.    2014 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.     REPORTING ENTITY

Baytex Energy Corp. (the "Company" or "Baytex") is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company's head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 4, 2015.

The consolidated financial statements have been prepared on the historical cost basis, with some exceptions as noted in the accounting policies set out below. The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

Amounts recorded for depletion of oil and gas properties are based on a unit-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company's total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company's capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows. The cash-generating units are used to assess impairment.

Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any

Baytex Energy Corp.    2014 Annual Report    33

changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 22. These estimates may vary from the actual prices achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at December 31, 2010 (in the case of awards made under the Share Rights Plan (as defined in note 16)) or the grant date (in the case of awards made under the Share Award Incentive Plan (as defined in note 16)) taking into consideration management's best estimate of the number of shares that will vest. The fair value of the share rights granted under the Share Rights Plan is computed based on management's best estimate of the expected volatility, expected life of the right and estimated number of rights that will be exercised. The fair value of the restricted awards and performance awards encompassed by the Share Award Incentive Plan is determined at the date of grant using the closing price of the common shares, an estimated forfeiture rate, and, for performance awards, an estimated payout multiplier. The future payout multiplier is estimated based on past performance.

The amounts recorded for asset retirement obligations are estimated based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims are expected to materially affect the Company's financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

3.     SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A portion of the Company's exploration, development and production activities are conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company's proportionate interest.

Operating Segments Reporting

Baytex's operations are grouped into two operating segments for reporting, which is consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. If the cost of acquisition is below the fair values of the identifiable net assets acquired, the deficiency is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

34    Baytex Energy Corp.    2014 Annual Report

Crude Oil Inventory

Crude oil inventory consists of production in transit at the reporting date and is valued at the lower of cost (using the weighted average cost method) or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)     Pre-license Costs

  Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)     Exploration and Evaluation ("E&E") Costs

  Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined. The technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review quarterly to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proved and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)     Borrowing Costs and Other Capitalized Costs

  Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has no qualifying assets that would allow for borrowing costs to be capitalized to the asset and all borrowing costs are expensed as incurred.

d)     Depletion and Depreciation

  The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved and probable petroleum and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

  The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period

Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

  The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

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Goodwill

Goodwill is the excess of the purchase price paid over the recognized amount of net assets acquired, which is inherently imprecise as judgment is required in the determination of the fair value of assets and liabilities. The portion of goodwill related to U.S. operations fluctuates due to changes in foreign exchange rates subsequent to the date of acquisition. Goodwill is assessed for impairment at least annually at year end, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment losses are recognized in net earnings and are not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal. Goodwill is not deductible for income tax purposes.

Impairment of Non-financial Assets

E&E assets are assessed for impairment when they are reclassified to oil and gas properties and if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the "cash-generating unit" or "CGU"). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value-in-use. In assessing the recoverable amount, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro-rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The liability is accreted until the date of expected settlement of the retirement obligations and is recognized within financing costs in the statements of income and comprehensive income. The liability will be revised each period for the effect of any changes to timing related to cash flow or undiscounted abandonment costs and changes in discount and inflation rates. Actual site reclamation expenditures incurred reduce asset retirement obligations recorded.

36    Baytex Energy Corp.    2014 Annual Report

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position in Canadian dollars using the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign currency exchange rates for the period. Assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are reclassified to net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point and collectability of the revenue is probable. Revenue is measured net of royalties (crown, freehold and gross overriding), the Saskatchewan surcharge and the Texas severance tax. These items are netted from revenue to reflect the deduction for other parties' proportionate share of the revenue.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant joint venture agreements. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty with the right and intent to settle net are recorded on a net basis.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss ("FVTPL"), loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method. Cash and financial derivatives are classified at FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, dividends payable to shareholders, bank loan and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

All risk management contracts are recorded in the consolidated statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company's expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts consist of a host contract and an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The embedded derivatives are measured at FVTPL.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or a financial liability classified as FVTPL are expensed immediately. For a financial asset or a financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to, or deducted from, the fair value on initial recognition and amortized through net income over the term of the financial instrument. Debt

Baytex Energy Corp.    2014 Annual Report    37

issuance costs related to the restructuring of credit facilities are capitalized and amortized as financing costs over the term of the credit facilities.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. These instruments are classified as FVTPL. The Company does not use financial derivatives for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting. As a result, the Company applies the fair value method of accounting for all derivative instruments by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination as goodwill.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

Expenses related to the Share Award Incentive Plan are determined based on the fair value of the award on the grant date. This amount is expensed over the vesting period of the share award.

Baytex's Share Rights Plan and Share Award Incentive Plan are further described in note 16.

38    Baytex Energy Corp.    2014 Annual Report

4.     CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2014. Many of these updates are not applicable or not consequential to the Company and have been excluded from the discussion below. As of January 1, 2014, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.

Financial Instruments: Presentation

IAS 32 "Financial Instruments: Presentation" is effective January 1, 2014, and has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure of financial instruments and the retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Future Accounting Pronouncements

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers" is effective January 1, 2017 and will supersede IAS 11 and IAS 18 (and related interpretations including IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31). The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The new standard also requires disclosures on the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The Company has not yet adopted IFRS 15 but is evaluating its impact on the consolidated financial statements.

Financial Instruments

IFRS 9, "Financial Instruments" replaces IAS 39 "Financial Instruments: Recognition and Measurement", which eliminates the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and will be effective on January 1, 2018 and applied retroactively to each period presented. The Company has not yet adopted IFRS 9 but is evaluating its impact on the consolidated financial statements.

Baytex Energy Corp.    2014 Annual Report    39

5.     SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•
Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•
U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the states of Texas and North Dakota, USA. The Texas assets were acquired on June 11, 2014. The North Dakota assets were sold on September 24, 2014.

•
Corporate includes corporate activities and items not allocated between operating segments.
	Canada		U.S.		Corporate		Consolidated

Year ended December 31	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, net of royalties	$1,124,279	$1,049,266	$405,618	$66,144	$–	$–	$1,529,897	$1,115,410
Expenses
Production and operating	272,515	254,037	81,334	21,482	–	–	353,849	275,519
Transportation and blending	141,886	158,841	–	–	–	–	141,886	158,841
Exploration and evaluation	10,499	5,407	7,244	4,879	–	–	17,743	10,286
Depletion and depreciation	328,902	305,336	204,461	20,968	3,206	2,649	536,569	328,953
Impairment	37,755	–	411,835	–	–	–	449,590	–
General and administrative	–	–	–	–	59,957	45,461	59,957	45,461
Acquisition-related costs	–	–	–	–	38,591	–	38,591	–
Share-based compensation	–	–	–	–	27,463	32,341	27,463	32,341
Financing costs	–	–	–	–	90,033	50,335	90,033	50,335
Financial derivatives (gain) loss	–	–	–	–	(212,524)	13,132	(212,524)	13,132
Foreign exchange loss	–	–	–	–	75,381	3,906	75,381	3,906
Divestiture of oil and gas properties (gain) loss	(6,302)	(22,490)	(43,923)	1,479	–	–	(50,225)	(21,011)

	785,255	701,131	660,951	48,808	82,107	147,824	1,528,313	897,763

Net income (loss) before income taxes	339,024	348,135	(255,333)	17,336	(82,107)	(147,824)	1,584	217,647

Income tax expense
Current income tax expense (recovery)	–	–	53,680	(6,821)	195	–	53,875	(6,821)
Deferred income tax expense (recovery)	122,346	90,706	(25,403)	1,345	(16,427)	(32,428)	80,516	59,623

	122,346	90,706	28,277	(5,476)	(16,232)	(32,428)	134,391	52,802

Net income (loss)	$216,678	$257,429	$(283,610)	$22,812	$(65,875)	$(115,396)	$(132,807)	$164,845

Total capital expenditures(1)	$360,365	$428,853	$2,950,861	$82,965	$8,283	$4,059	$3,319,509	$515,877

(1)
Includes acquisitions and divestitures.
As at	December 31, 2014	December 31, 2013

Canadian assets	$2,377,492	$2,340,702
U.S. assets	3,598,192	322,150
Corporate assets	254,912	35,482

Total consolidated assets	$6,230,596	$2,698,334

6.     ASSETS HELD FOR SALE

At December 31, 2014, there were no assets or related liabilities classified as held for sale. In December 2013, the Board of Directors of Baytex approved a proposed transaction with an oil and natural gas company to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River region of Alberta. Assets held for sale at December 31, 2013 included $0.3 million of exploration and evaluation assets and $73.3 million of oil and gas properties. Liabilities related to assets held for sale included $10.2 million of asset retirement obligations. The disposition was completed in the second quarter of 2014, resulting in a gain on disposition of $17.9 million for the year ended December 31, 2014.

7.     BUSINESS COMBINATION

On June 11, 2014, Baytex acquired all of the issued and outstanding shares of Aurora Oil & Gas Limited ("Aurora"), a public oil and natural gas company listed on the Australian Stock Exchange and the TSX with properties in Texas, USA. The total consideration for the acquisition was $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness).

40    Baytex Energy Corp.    2014 Annual Report

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$1,920,928
Cash acquired	(54,621)
Bank loan assumed	145,618
Long-term debt assumed	810,061

Total consideration	$2,821,986

Allocation of purchase price:
Trade and other receivables	$108,965
Exploration and evaluation assets	391,127
Oil and gas properties	2,520,612
Other plant and equipment	1,209
Goodwill	615,338
Trade and other payables	(242,045)
Financial derivative contracts	(20,083)
Asset retirement obligations	(1,217)
Deferred income tax liabilities	(551,920)

Total net assets acquired	$2,821,986

Acquisition-related costs totaling $38.6 million have been excluded from the consideration paid and have been recognized as an expense in the year ended December 31, 2014, within the "Acquisition-related costs" line item in the consolidated statements of income (loss) and comprehensive income. Goodwill arising on this acquisition of $615.3 million relates to incremental well locations and undeveloped zones and areas, and is attributable to the excess of consideration paid over the fair value of assets acquired, including $551.9 million related to the recognition of deferred income tax liabilities. Goodwill is not deductible for tax purposes.

For the period from June 11, 2014 to December 31, 2014, the acquired properties contributed revenues, net of royalties, of $349.4 million and operating income (revenues, net of royalties less production and operating expenses and transportation and blending expenses) of $281.9 million to Baytex's operations. If the acquisition had occurred on January 1, 2014, management estimates for the year ended December 31, 2014, that the acquired properties would have contributed revenues, net of royalties, of approximately $601.2 million and operating income of approximately $501.2 million.

Baytex Energy Corp.    2014 Annual Report    41

8.     EXPLORATION AND EVALUATION ASSETS

Cost

As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisition	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale	(305)
Foreign currency translation	2,652

As at December 31, 2013	$162,987

Capital expenditures	15,824
Corporate acquisition	391,127
Property acquisition	12,489
Exploration and evaluation expense	(17,743)
Transfer to oil and gas properties	(10,443)
Divestitures	(40,306)
Foreign currency translation	28,105

As at December 31, 2014	$542,040

As at December 31, 2014, our exploration and evaluation assets were assessed for impairment. In Canada, the Company estimated the recoverable amount based on the fair value of undeveloped land. In the U.S., the Company estimated the recoverable amount based on management's estimate of the recoverable amount associated with possible reserves as well as the fair value of the undeveloped land. Recoverable amounts for exploration and evaluation assets exceeded the carrying value therefore no impairment was recorded at December 31, 2014.

9.     OIL AND GAS PROPERTIES

Cost

As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Corporate acquisition	100
Property acquisitions	108
Transferred from exploration and evaluation assets	82,886
Assets held for sale	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338

As at December 31, 2013	$3,223,768

Capital expenditures	750,247
Corporate acquisition	2,520,612
Property acquisitions	85,600
Transferred from exploration and evaluation assets	10,443
Change in asset retirement obligations	69,844
Divestitures	(426,477)
Foreign currency translation	197,723

As at December 31, 2014	$6,431,760

42    Baytex Energy Corp.    2014 Annual Report

Accumulated depletion

As at December 31, 2012	$720,733
Depletion for the year	325,793
Divestitures	(10,191)
Assets held for sale	(37,057)
Foreign currency translation	1,704

As at December 31, 2013	$1,000,982

Depletion for the year	532,825
Divestitures	(96,916)
Foreign currency translation	10,953

As at December 31, 2014	$1,447,844

Carrying value

As at December 31, 2013	$2,222,786

As at December 31, 2014	$4,983,916

During 2014, Baytex disposed of certain non-core assets in Canada, consisting of $34.8 million of oil and gas properties and $7.2 million of exploration and evaluation assets, for net cash proceeds of $45.7 million. Gains totaling $3.7 million were recognized in the statements of income (loss) and comprehensive income.

On September 24, 2014, Baytex Energy USA LLC, an indirect wholly-owned subsidiary of Baytex, disposed of its interests located in North Dakota, which consisted of oil and gas properties, exploration and evaluation assets and other plant and equipment with carrying values of $294.0 million, $32.5 million and $2.0 million, respectively, for cash proceeds of $341.6 million resulting in a gain of $13.1 million before tax. An additional $15.5 million was recognized in gain on divestiture of oil and gas properties resulting from the accumulated other comprehensive income which is reclassified on disposition.

In January 2013, Baytex disposed of certain assets in Canada which consisted of $20.8 million of oil and gas properties for total proceeds of $43.3 million. Gains totaling $21.0 million were recognized in the consolidated statements of income (loss) and comprehensive income.

The carrying value of oil and gas properties are subject to impairment tests, which were calculated at December 31, 2014 using the following benchmark reference prices for the years 2015 to 2019 adjusted for commodity differentials specific to the Company:

	2015	2016	2017	2018	2019

WTI crude oil (US$/bbl)	57.26	80.00	90.00	91.35	92.72
AECO natural gas ($/MMBtu)	3.32	3.71	3.90	4.47	5.05
Exchange rate (CAD/USD)	1.18	1.15	1.15	1.15	1.15

Oil and natural gas prices reflect the NYMEX futures market as at December 31, 2014. This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2019 have been adjusted for inflation at an annual rate of 1.5%.

For impairment assessments of oil and gas properties, the Company estimates the recoverable amount using a discounted cash flow model based on an independent reserve report approved by the Board of Directors on an annual basis and a pre-tax discount rate. The reserve report is based on an estimated remaining reserve life up to a maximum of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered. The recoverable amount was determined using a pre-tax discount rate of 10%.

Baytex Energy Corp.    2014 Annual Report    43

At December 31, 2014, the Company's recoverable amount was lower than the carrying value of oil and gas properties and therefore impairment was recorded against goodwill (note 11).

10.  OTHER PLANT AND EQUIPMENT

Cost

As at December 31, 2012	$65,115
Capital expenditures	4,298
Foreign currency translation	97

As at December 31, 2013	$69,510

Capital expenditures	8,283
Corporate acquisition	1,209
Dispositions	(2,496)
Foreign currency translation	202

As at December 31, 2014	$76,708

Accumulated depreciation

As at December 31, 2012	$36,723
Depreciation	3,158
Foreign currency translation	70

As at December 31, 2013	$39,951

Depreciation	3,744
Dispositions	(1,327)
Foreign currency translation	72

As at December 31, 2014	$42,440

Carrying value

As at December 31, 2013	$29,559

As at December 31, 2014	$34,268

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

11.  GOODWILL

As at December 31, 2012 and 2013	$37,755
Acquired goodwill	615,338
Impairment	(449,590)
Foreign currency translation	41,562

As at December 31, 2014	$245,065

The recoverable amounts of the Conventional CGU in Canada and the USA CGU were not sufficient to support the carrying amounts of exploration and evaluation assets, the oil and gas properties and the goodwill, resulting in an impairment for the year ended December 31, 2014 (no impairment for the year ended December 31, 2013).

For the year ended December 31, 2014, the Company recorded a goodwill impairment expense of $449.6 million (year ended December 31, 2013 – nil), derecognizing all of the $37.8 million of goodwill recognized on the 2004 acquisition of certain conventional oil and gas properties in the Conventional CGU and $411.8 million of goodwill related to the 2014 Aurora acquisition in the U.S. The Company has reduced its planned capital expenditure

44    Baytex Energy Corp.    2014 Annual Report

program in the Conventional CGU in 2015 resulting in lower estimated future cash flows. The decline in commodity prices, in particular crude oil, since the date of acquisition of the U.S. assets, resulted in a reduction of expected future net cash flows from the acquired assets to an amount lower than the combined carrying value of the assets and associated goodwill at December 31, 2014.

For the purposes of the impairment test, recoverable amounts for the Eagle Ford CGU and Conventional CGU are $2,923.2 million and $285.9 million, respectively. Recoverable amounts related to the goodwill impairment test were determined using the key assumptions listed in notes 8 and 9. A change of 1% in the before tax discount rate would change the impairment of goodwill by approximately $215 million.

12.  BANK LOAN

	December 31, 2014	December 31, 2013

Bank loan	$663,312	$223,371

Effective June 4, 2014, Baytex established revolving extendible unsecured credit facilities with its bank lending syndicate that include a $50 million operating loan, a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex Energy USA, Inc., all of which have a four-year term (collectively, the "Revolving Facilities").

An additional $200 million non-revolving single draw down facility was available solely to finance the acquisition of Aurora. In accordance with the terms of the credit facility agreement, it was repaid in full on September 29, 2014 using a portion of the proceeds from the sale of the North Dakota assets.

Unless extended, the revolving period under the Revolving Facilities will end on June 4, 2018 with all amounts to be re-paid on such date. Baytex may request an extension under the Revolving Facilities, which could extend the revolving period for up to four years (subject to a maximum four-year term at any time). The Revolving Facilities do not require any mandatory principal payments prior to maturity and do not include a term-out feature or a borrowing base restriction. The Revolving Facilities include an option allowing such facilities to be increased by up to $250 million, subject to existing or new lender(s) providing commitments for any such increase.

The Revolving Facilities contain standard commercial covenants for facilities of this nature and are guaranteed by Baytex and its subsidiaries. Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, its ability to pay dividends to its shareholders, borrow funds or increase the facilities may be restricted.

At December 31, 2014, $3.6 million of unamortized debt issuance costs relating to the restructuring of the Revolving Facilities were netted against the carrying value of the bank loan and will be amortized as debt financing costs over the remainder of the initial four-year term of the facility. Amortization of the debt issuance costs of $0.5 million have been recorded in financing costs for the year ended December 31, 2014 (year ended December 31, 2013 – $nil).

The weighted average interest rate on the bank loan for the year ended December 31, 2014 was 3.25%, and 4.61% for the year ended December 31, 2013. Baytex is in compliance with all covenants at December 31, 2014.

At December 31, 2013, the Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), had a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constituted a revolving credit facility that was extendible annually for up to four years (subject to a maximum four-year term at any time). Baytex Energy was not required to make any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities could be drawn in either Canadian or U.S. funds and interest was payable at the bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offered Rates, plus applicable margins. The credit facilities contained standard commercial covenants and were secured by a floating charge over all of Baytex

Baytex Energy Corp.    2014 Annual Report    45

Energy's assets and were guaranteed by Baytex and certain of its material subsidiaries. The credit facilities did not include a term-out feature or a borrowing base restriction. Effective June 4, 2014, upon acquisition of Aurora, the $40.0 million extendible operating loan facility and $810.0 million extendible syndicated loan facility were terminated.

13.  LONG-TERM DEBT

	December 31, 2014	December 31, 2013

9.875% notes (US$7,900 – principal) due February 15, 2017(1)	$9,737	$–
7.500% notes (US$6,400 – principal) due April 1, 2020	8,167	–
6.750% notes (US$150,000 – principal) due February 17, 2021	172,207	157,673
5.125% notes (US$400,000 – principal) due June 1, 2021	458,554	–
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	294,859	294,357
5.625% notes (US$400,000 – principal) due June 1, 2024	455,508	–

Total long-term debt	$1,399,032	$452,030

(1)
Redeemed on February 27, 2015.

Pursuant to the acquisition of Aurora (note 7), Baytex assumed US$365 million of 9.875% senior unsecured notes due February 15, 2017 (the "2017 Notes") and US$300 million of 7.500% senior unsecured notes due April 1, 2020 (the "2020 Notes" and, together with the 2017 Notes, the "Notes").

On April 22, 2014, Baytex commenced a cash tender offer and consent solicitation for the Notes at a price (per US$1,000 of principal amount) of US$1,107.34 for the 2017 Notes and US$1,138.97 for the 2020 Notes. Upon closing of the tender offers, on June 11, 2014, Baytex purchased and cancelled US$357.1 million (97.8% of total outstanding) of the 2017 Notes and US$293.6 million (97.9% of total outstanding) of the 2020 Notes. The remaining Notes are recorded at fair value by applying the tender premium on the Notes on the date of acquisition. The premium will be amortized using the effective interest rate of 6.7% for the 2017 Notes and 5.3% for the 2020 Notes. The Notes are redeemable at the Company's option, in whole or in part, commencing on February 15, 2015 (in the case of the 2017 Notes) and April 1, 2016 (in the case of the 2020 notes) in accordance with the terms of the indenture agreements. On February 27, 2015, the Company redeemed all of the outstanding 2017 Notes at a price of US$8.3 million plus accrued interest.

On June 6, 2014, Baytex issued US$800 million of senior unsecured notes comprised of US$400 million of 5.125% notes due June 1, 2021 (the "2021 Notes") and US$400 million of 5.625% notes due June 1, 2024 (the "2024 Notes"). The 2021 Notes and the 2024 Notes pay interest semi-annually and are redeemable at the Company's option in whole or in part, commencing on June 1, 2017 (in the case of the 2021 Notes) and June 1, 2019 (in the case of the 2024 Notes). The 2021 Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the notes): 2017 at 102.563%, 2018 at 101.281%, 2019 and thereafter at 100.00%. The 2024 Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the notes): 2019 at 102.813%, 2020 at 101.875%, 2021 at 100.938%, 2022 and thereafter at 100%.These notes are carried at amortized cost, net of debt issuance costs of US$7.4 million (in the case of the 2021 Notes) and US$10.5 million (in the case of the 2024 Notes), which accrete to the principal balance at maturity using the effective interest rate of 5.3% for the 2021 Notes and 5.9% for the 2024 Notes.

On July 19, 2012, Baytex issued $300 million of 6.625% senior unsecured notes due July 19, 2022. These notes pay interest semi-annually and are redeemable at the Company's option in whole or in part, commencing on July 19, 2017 at the following redemption prices (expressed as a percentage of the principal amount of the notes): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, 2020 and thereafter at 100%. These notes are carried at amortized cost, net of debt issuance costs of $6.3 million, which accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On February 17, 2011, Baytex issued US$150 million of 6.750% senior unsecured notes due February 17, 2021. These notes pay interest semi-annually and are redeemable at the Company's option in whole or in part,

46    Baytex Energy Corp.    2014 Annual Report

commencing on February 17, 2016 at the following redemption prices (expressed as a percentage of the principal amount of the notes): 2016 at 103.375%, 2017 at 102.250%, 2018 at 101.125%, 2019 and thereafter at 100%. These notes are carried at amortized cost, net of debt issuance costs of US$2.3 million, which accrete up to the principal balance at maturity using the effective interest rate of 7.0%.

Each of the outstanding notes are redeemable in accordance with the redemption provisions contained in the indenture governing such notes. Baytex has recognized the fair value of this redemption feature as a derivative financial asset. The fair value has been estimated using a valuation model that considers current bond prices and the spreads associated with the outstanding notes compared to the fixed redemption rates. A fair value loss of $5.9 million for the year ended December 31, 2014 (year ended December 31, 2013 – $nil) has been recorded as a financial derivatives loss. As at December 31, 2014, a $0.5 million asset has been included in financial derivatives (December 31, 2013 – $nil) representing the fair value of the redemption feature on all notes.

Accretion expense on the outstanding notes of $1.2 million has been recorded in financing costs for the year ended December 31, 2014 (year ended December 31, 2013 – $0.7 million).

14.  ASSET RETIREMENT OBLIGATIONS

	December 31, 2014	December 31, 2013

Balance, beginning of year	$221,628	$265,520
Liabilities incurred	18,516	14,901
Liabilities settled	(14,528)	(12,076)
Liabilities acquired	2,271	–
Liabilities divested	(25,305)	(1,409)
Corporate acquisition (note 7)	1,217	–
Accretion	7,251	7,011
Change in estimate(1)	31,599	(42,226)
Changes in discount rates and inflation rates	42,763	–
Liabilities related to assets held for sale (note 6)	–	(10,241)
Foreign currency translation	620	148

Balance, end of year	$286,032	$221,628

(1)
Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

The Company's asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 50 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations is $336.7 million (December 31, 2013 – $318.6 million). The discounted amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2014 using an estimated annual inflation rate of 1.75% (December 31, 2013 – 2.0%) and discounted at a risk free rate of 2.25% (December 31, 2013 – 3.0%) is $286.0 million (December 31, 2013 – $221.6 million).

15.  SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2014, no preferred shares have been issued by the Company and all common shares issued were fully paid.

Baytex Energy Corp.    2014 Annual Report    47

	Number of Common Shares (000s)	Amount

Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	–	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384

Balance, December 31, 2013	125,392	$2,004,203

Issued on exercise of share rights	683	11,298
Transfer from contributed surplus on exercise of share rights	–	14,369
Transfer from contributed surplus on vesting and conversion of share awards	842	35,108
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	–	(78,468)
Issued pursuant to dividend reinvestment plan	2,757	99,271

Balance, December 31, 2014	168,107	$3,580,825

Concurrent with the closing of the acquisition of Aurora on June 11, 2014, Baytex exchanged the 38.4 million subscription receipts issued in February 2014, for 38.4 million common shares and a dividend equivalent payment of $0.88 per subscription receipt (representing the four dividends declared from the date of issuance of the subscription receipts to the date of closing of the acquisition). Issuance costs of $93.7 million ($78.5 million, after tax), including the aggregate dividend equivalent payment of $33.8 million, were incurred and recorded as a reduction to shareholders' capital.

Baytex has a Dividend Reinvestment Plan (the "DRIP") that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices. Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

48    Baytex Energy Corp.    2014 Annual Report

The Company declared monthly dividends of $0.22 per common share from January to May 2014, $0.24 per common share from June to November 2014 and $0.10 per common share for December 2014. During the years ended December 31, 2014 and 2013, total dividends of $395.6 million ($301.1 million net of dividend reinvestment) and $327.0 million ($237.7 million net of dividend reinvestment), respectively, were declared.

16.  EQUITY-BASED PLANS

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $27.5 million for the year ended December 31, 2014 (year ended December 31, 2013 – $30.7 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at a weighted average of 10.4% (2013 – 9.7%) of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions and actual forfeiture rates. The estimated weighted average fair value for share awards at the measurement date is $43.79 per restricted award and performance award granted during the year ended December 31, 2014 (year ended December 31, 2013 – $42.91 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Total number of share awards (000s)

Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)

Balance, December 31, 2013	723	580	1,303

Granted	533	483	1,016
Vested and converted to common shares	(320)	(258)	(578)
Forfeited	(189)	(190)	(379)

Balance, December 31, 2014	747	615	1,362

Baytex Energy Corp.    2014 Annual Report    49

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights. No grants have been made under the Share Rights Plan since December 31, 2010. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

As at December 31, 2013, all outstanding share rights were fully expensed and exercisable, therefore no compensation expense was recorded related to the share rights granted under the Share Rights Plan for the year ended December 31, 2014 (year ended December 31, 2013 – $1.6 million). As at December 31, 2014, there were 22,500 share rights outstanding with a weighted average exercise price of $25.01 per share right.

17.  NET INCOME (LOSS) PER SHARE

Baytex calculates basic income per share based on the net income (loss) attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Years Ended December 31

	2014			2013

	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share

Net income (loss) – basic	$(132,807)	148,932	$(0.89)	$164,845	123,749	$1.33
Dilutive effect of share awards	–	–	–	–	1,180	–
Dilutive effect of share rights	–	–	–	–	465	–

Net income (loss) – diluted	$(132,807)	148,932	$(0.89)	$164,845	125,394	$1.32

For the year ended December 31, 2014, 1.4 million share awards and 0.1 million share rights were anti-dilutive (year ended December 31, 2013 there were no anti-dilutive share awards or share rights).

18.  INCOME TAXES

The provision for income taxes has been computed as follows:

	Years Ended December 31

	2014	2013

Net income before income taxes	$1,584	$217,647
Expected income taxes at the statutory rate of 25.47% (2013 – 25.46%)(1)	403	55,413
Increase (decrease) in income taxes resulting from:
Share-based compensation	6,465	8,233
Effect of rate adjustments for foreign jurisdictions	(8,544)	(4,685)
Impairment	114,511	–
Other	21,556	(6,159)

Income tax expense	$134,391	$52,802

(1)
The change in statutory rate is mainly related to changes in the provincial apportionment of income.

50    Baytex Energy Corp.    2014 Annual Report

In 2014, the Canada Revenue Agency advised Baytex that it is proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. If the non-capital loss deductions that have been claimed to-date are disallowed, it would result in an estimated liability of approximately $57 million and a reduction of approximately $262 million of non-capital losses for subsequent taxation years. The Company believes that it should be entitled to deduct the non-capital losses and that its tax filings to-date are correct.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2014	Recognized in Net Loss	Acquired in Business Combination	Share Issuance Costs	Foreign Currency Translation Adjustment	December 31, 2014

Taxable temporary differences:
Petroleum and natural gas properties	$(344,045)	$48,613	$(840,650)	$–	$–	$(1,136,082)
Financial derivatives	–	(45,950)	–	–	–	(45,950)
Deferred income	(44,044)	(37,935)	–	–	–	(81,979)
Other	(1,772)	19,244	–	15,258	(39,953)	(7,223)
Deductible temporary differences:
Asset retirement obligations	62,089	13,707	(878)	–	–	74,918
Financial derivatives	2,397	2,944	–	–	–	5,341
Non-capital losses	65,558	(81,297)	243,109	–	–	227,370
Finance costs	11,416	158	46,499	–	–	58,073

Net deferred income tax liability(1)	$(248,401)	$(80,516)	$(551,920)	$15,258	$(39,953)	$(905,532)

(1)
Non-capital loss carry-forwards totaled $685.7 million and expire from 2023 to 2034.

As at	January 1, 2013	Recognized in Net Income	Acquired in Business Combination	Foreign Currency Translation Adjustment	December 31, 2013

Taxable temporary differences:
Petroleum and natural gas properties	$(309,539)	$(37,992)	$3,486	$–	$(344,045)
Deferred income	(40,799)	(3,245)	–	–	(44,044)
Other	(596)	1,928	–	(3,104)	(1,772)
Deductible temporary differences:
Asset retirement obligations	67,291	(5,202)	–	–	62,089
Financial derivatives	(546)	2,943	–	–	2,397
Non-capital losses	85,585	(20,027)	–	–	65,558
Finance costs	9,444	1,972	–	–	11,416

Net deferred income tax liability(1)(2)	$(189,160)	$(59,623)	$3,486	$(3,104)	$(248,401)

(1)
Non-capital loss carry-forwards totaled $225.1 million and expire from 2026 to 2031.
(2)
The Company has accumulated earnings and profits in its U.S. subsidiary of $97.2 million. The Company intends to reinvest these profits for the foreseeable future and has therefore not recognized a deferred tax liability in respect of these amounts.

Baytex Energy Corp.    2014 Annual Report    51

19.  REVENUES

	Years Ended December 31

	2014	2013

Petroleum and natural gas revenues	$1,957,401	$1,363,874
Royalty expenses	(439,125)	(252,049)
Royalty income	4,758	3,585
Other income	6,863	–

Revenues, net of royalties	$1,529,897	$1,115,410

20.  FINANCING COSTS

	Years Ended December 31

	2014	2013

Bank loan and other	$22,364	$12,379
Long-term debt	60,418	30,945
Accretion on asset retirement obligations	7,251	7,011

Financing costs	$90,033	$50,335

21.  SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Years Ended December 31

	2014	2013

Trade and other receivables	$61,757	$32,373
Crude oil inventory	1,245	(144)
Trade and other payables	(85,196)	30,487

	$(22,194)	$62,716

Changes in non-cash working capital related to:
Operating activities	$28,222	$3,447
Investing activities	(50,416)	59,269

	$(22,194)	$62,716

Foreign Exchange

	Years Ended December 31

	2014	2013

Unrealized foreign exchange loss	$75,011	$9,828
Realized foreign exchange loss (gain)	370	(5,922)

Foreign exchange loss	$75,381	$3,906

52    Baytex Energy Corp.    2014 Annual Report

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the production and operating expense and general and administrative expense.

	Years Ended December 31

	2014	2013

Production and operating	$13,262	$9,209
General and administrative	36,269	29,812

Total employee compensation costs	$49,531	$39,021

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the senior unsecured notes.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•
Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•
Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•
Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Baytex Energy Corp.    2014 Annual Report    53

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	As at December 31, 2014		As at December 31, 2013

	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy

Financial Assets
FVTPL(1)
Cash	$1,142	$1,142	$18,368	$18,368	Level 1
Derivatives	220,644	220,644	10,087	10,087	Level 2

Total FVTPL(1)	$221,786	$221,786	$28,455	$28,455

Loans and receivables
Trade and other receivables	$203,259	$203,259	$141,651	$141,651	–

Total loans and receivables	$203,259	$203,259	$141,651	$141,651

Financial Liabilities
FVTPL(1)
Derivatives	$(54,839)	$(54,839)	$(19,501)	$(19,501)	Level 2

Total FVTPL(1)	$(54,839)	$(54,839)	$(19,501)	$(19,501)

Other financial liabilities
Trade and other payables	$(398,261)	$(398,261)	$(213,091)	$(213,091)	–
Dividends payable to shareholders	(16,811)	(16,811)	(27,586)	(27,586)	–
Bank loan	(663,312)	(663,312)	(223,371)	(223,371)	–
Long-term debt	(1,399,032)	(1,251,117)	(452,030)	(478,672)	Level 2

Total other financial liabilities	$(2,477,416)	$(2,329,501)	$(916,078)	$(942,720)

(1)
FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2014 or 2013.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its U.S. dollar denominated notes (note 13), crude oil sales based on U.S. dollar benchmark prices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canadian dollar – U.S. dollar exchange rate.

54    Baytex Energy Corp.    2014 Annual Report

At December 31, 2014, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference

Monthly average rate forward	January 2015 to December 2015	US$1.50 million	1.0933	(1)
Monthly forward spot sale	January 2015 to December 2015	US$1.00 million	1.1100	(2)
Monthly average collar	January 2015	US$6.50 million	1.0675 - 1.1200	(1)(3)
Monthly average range forward	January 2015	US$0.50 million	1.0950 - 1.1200	(1)(4)
Contingent average rate forward	January 2015	US$0.50 million	1.1200	(1)(5)
Monthly forward spot sale	January 2015 to June 2015	US$1.00 million	1.1150	(2)
Monthly range forward spot sale	January 2015 to June 2015	US$1.00 million	1.1000 - 1.1550	(1)(4)
Contingent monthly forward spot sale	January 2015 to June 2015	US$1.00 million	1.1550	(1)(5)
Monthly range forward spot sale	January 2015 to June 2015	US$1.00 million	1.1000 - 1.1618	(1)(4)
Contingent monthly forward spot sale	January 2015 to June 2015	US$1.00 million	1.1618	(1)(5)
Monthly average rate forward	January 2015 to June 2015	US$1.00 million	1.1155	(2)
Monthly forward spot sale	January 2015 to June 2015	US$9.00 million	1.1072	(2)
Monthly average rate forward	January 2015 to December 2015	US$7.00 million	1.1060	(1)
Monthly range forward spot sale	January 2015 to December 2015	US$1.00 million	1.1000 - 1.1674	(1)(4)
Contingent monthly forward spot sale	January 2015 to December 2015	US$1.00 million	1.1674	(1)(5)
Monthly average range forward	February 2015 to March 2015	US$0.50 million	1.1050 - 1.1350	(1)(4)
Contingent average rate forward	February 2015 to March 2015	US$0.50 million	1.1350	(1)(5)

(1)
Actual contract rate (CAD/USD).
(2)
Based on the weighted average contract rates (CAD/USD).
(3)
Settlement price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4)
Settlement at or below the lower end of the price collar results in settlement at the lower end of the price collar. Settlement above the lower end of the price collar results in settlement at the higher end of the price collar.
(5)
Settlement required if settlement price is above the strike price; contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2014 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange rate

Currency derivative contracts (gain) loss	$4,140	$(1,745)
Other monetary assets/liabilities (gain) loss	9,657	(9,657)

Net income (increase) decrease	$13,797	$(11,402)

The carrying amounts of the Company's U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities

	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

U.S. dollar denominated	US$329,716	US$102,367	US$1,295,391	US$194,924

Interest Rate Risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at December 31, 2014, $666.9 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2014 by approximately $5.3 million. Baytex uses a combination of short-term and long-term debt to finance operations.

Baytex Energy Corp.    2014 Annual Report    55

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2014, a 10% increase in oil prices would decrease the unrealized gain at December 31, 2014 by $24.0 million, while a 10% decrease would increase the unrealized gain at December 31, 2014 by $22.5 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2014, a 10% increase in natural gas prices would decrease the unrealized gain at December 31, 2014 by $1.4 million, while a 10% decrease would increase the unrealized gain at December 31, 2014 by $1.4 million.

Financial Derivative Contracts

At December 31, 2014, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	January 2015 to March 2015	7,000 bbl/d	US$96.51	WTI
Fixed – Sell	January 2015 to March 2015	1,000 bbl/d	US$110.00	Brent
Fixed – Sell	January 2015 to June 2015	6,000 bbl/d	US$96.63	WTI
Fixed – Sell	January 2015 to December 2015	4,000 bbl/d	US$95.98	WTI
Sold call option(2)	July 2015 to June 2016	4,000 bbl/d	US$94.00	WTI
Sold call option(2)	July 2015 to June 2016	1,000 bbl/d	US$95.00	WTI
Bought (sold) put(3)	January 2015	6,162 bbl/d	US$91.64 (US$80.00)	WTI
Bought (sold) put(3)	February 2015	6,571 bbl/d	US$91.33 (US$80.00)	WTI
Bought (sold) put(3)	March 2015	5,742 bbl/d	US$91.31 (US$80.00)	WTI
Bought (sold) put(3)	April 2015	5,734 bbl/d	US$90.66 (US$80.00)	WTI
Bought (sold) put(3)	May 2015	5,355 bbl/d	US$90.01 (US$80.00)	WTI
Bought (sold) put(3)	June 2015	5,367 bbl/d	US$91.12 (US$80.00)	WTI
Bought (sold) put(3)	July 2015	5,032 bbl/d	US$90.00 (US$80.00)	WTI
Bought (sold) put(3)	August 2015	4,903 bbl/d	US$90.00 (US$80.00)	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.
(3)
These puts have an upper barrier that ranges between US$100.00 – US$102.00/bbl. A WTI price above the barrier price results in settlement at the bought put price.
Natural Gas	Period	Volume	Price/unit(1)	Index

Fixed – Sell	January 2015 to March 2015	20,000 mmBtu/d	US$4.19	NYMEX
Sold call option(2)	April 2015 to October 2015	5,000 mmBtu/d	US$4.00	NYMEX
Fixed – Sell	January 2015 to March 2015	22,000 GJ/d	$4.00	AECO
Basis swap	January 2015 to March 2015	3,250 mmBtu/d	NYMEX less US$0.2329	AECO

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

56    Baytex Energy Corp.    2014 Annual Report

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Years Ended December 31

	2014	2013

Realized financial derivatives (gain) loss	$(27,324)	$1,227
Unrealized financial derivatives (gain) loss	(185,200)	11,905

Financial derivatives (gain) loss	$(212,524)	$13,132

Included in unrealized (gain) loss on financial derivatives for the year ended December 31, 2014 is a loss of $5.9 million (year ended December 31, 2013 – $nil) related to the redemption feature on outstanding senior unsecured notes included in long-term debt (note 13).

Physical Delivery Contracts

At December 31, 2014, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

	Period	Term Volume

Raw bitumen	January 2015 to March 2015	12,200 bbl/d
Raw bitumen	April 2015 to December 2015	2,300 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements, opportunities to issue additional common shares as well as reducing dividends and capital expenditures. As at December 31, 2014, Baytex had available unused bank credit facilities in the amount of $565.1 million (as at December 31, 2013 – $626.6 million). In the event the Company is not able to comply with the financial covenants contained in agreements with its lenders, the Company's ability to access additional debt or pay dividends may be restricted.

The timing of cash outflows (excluding interest) relating to financial liabilities as at December 31, 2014 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$398,261	$398,261	$–	$–	$–
Dividends payable to shareholders	16,811	16,811	–	–	–
Bank loan(1)(2)	666,886	–	–	666,886	–
Long-term debt(2)	1,418,685	–	9,165	–	1,409,520

	$2,500,643	$415,072	$9,165	$666,886	$1,409,520

(1)
The bank loan is a covenant-based loan with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2018, with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. None of the Company's financial assets are secured by any other type of collateral. Credit risk may also arise from financial derivative instruments.

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The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

Should Baytex determine that the ultimate collection of a receivable is in doubt, the carrying amount of accounts receivable is reduced by the use of an allowance for doubtful accounts and a charge to net income. If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. For the year ended December 31, 2014, $0.7 million was added to the allowance for doubtful accounts (year ended December 31, 2013 – $0.4 million written-off).

As at December 31, 2014, allowance for doubtful accounts was $1.3 million (December 31, 2013 – $0.7 million). As at December 31, 2014, accounts receivable that Baytex has deemed past due but not impaired was $1.0 million (December 31, 2013 – $1.9 million).

23.  COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2014, and the expected timing of funding of these obligations, are noted in the table below.

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Operating leases	$55,920	$7,540	$15,395	$16,006	$16,979
Processing agreements	63,292	10,780	15,347	9,092	28,073
Transportation agreements	74,204	12,146	21,323	19,564	21,171

Total	$193,416	$30,466	$52,065	$44,662	$66,223

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2014 were $8.0 million (December 31, 2013 – $6.3 million). Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has the option to renew or extend the leases on its office building with the new lease terms to be based on current market prices. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

The litigation and claims that Baytex is engaged with, which arose in the normal course of operations, are not expected to materially affect the Company's financial position or reported results of operations.

At December 31, 2014, Baytex had $10.1 million of outstanding letters of credit (December 31, 2013 – $8.8 million).

24.  RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors) are noted in the table below:

	Years Ended December 31

	2014	2013

Short-term employee benefits	$9,319	$7,898
Share-based compensation	12,989	15,989
Termination payments	1,943	–

Total compensation for key management personnel	$24,251	$23,887

58    Baytex Energy Corp.    2014 Annual Report

25.  CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of its business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders' equity. Total monetary debt is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains, or losses on financial derivative contracts and assets and liabilities held for sale)) and the principal amount of long-term bank loan and debt. At December 31, 2014, total monetary debt was $2,296.0 million (December 31, 2013 – $762.1 million).

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn credit facilities. Funds from operations is a non-GAAP measure commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. The Company's objectives are to maintain a total monetary debt to funds from operations ratio of less than two times under normal operating conditions and to have access to undrawn credit facilities of not less than $100 million. The Company's total monetary debt to funds from operations at December 31, 2014 was 2.6 times (December 31, 2012 – 1.3 times). The funds from operations only reflect funds from operations generated from acquired properties subsequent to the closing date of the acquisition. As at December 31, 2014, Baytex had available undrawn credit facilities of $565.1 million (as at December 31, 2013 – $626.6 million). The total monetary debt to funds from operations ratio may increase beyond four times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

There were no changes in the Company's overall financial objectives and strategy to managing capital from the previous year. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives in light of current operating conditions and the Company's recently completed acquisition.

As at December 31, 2014, Baytex is in compliance with all financial covenants relating to its senior unsecured notes and Revolving Facilities.

26.  CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013 with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations. As at December 31, 2014, all non-minor subsidiaries of Baytex provide guarantees for its indebtedness. There are no significant restrictions on the ability of Baytex to obtain funds from its subsidiaries. In accordance with Rule 3-10(f), Regulation S-X, consolidating financial information is not required.

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